

Mail Stop 3030

August 13, 2018

Simon Gee
Chief Executive Officer
3AM Technologies, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re: 3AM Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 3, 2018**
> **File No. 333-210544**

Dear Mr. Gee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2018 letter.

Financial Statements, page 34

1. Please amend this filing to include updated audited financial statements and related disclosures for 3am Technologies, Inc. Refer to Rule 8-08 of Regulation S-X.

2. Also, please amend to provide updated interim financial statements for 3AM Enterprises Inc. and pro forma financial information reflecting the probable business acquisition as required by Rules 8-04 and 8-05 of Regulation S-X.

Exhibit 23.2

3. In your next amendment, please provide updated consents from MaloneBailey, LLP and Saturna Group Chartered Professional Accountants LLP.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics & Machinery

cc: William L. Macdonald, Esq.
        Macdonald Tuskey